LAS VEGAS RAILWAY EXPRESS, INC.
6650 Via Austi Parkway, Suite # 170
Las Vegas, Nevada 89119-3550
702 583-6715

December 13, 2010

United States
Securities and Exchange Commission
Washington, D.C. 20549
Att: Ms. Babette Cooper

Re:	Las Vegas Railway Express, Inc.
File No. 333-144973
Item 4.02 Form 8-K
Form 10-K for fiscal year ended March 31, 2010
Form 10-Q for fiscal quarter ended June 30, 2010 and September 30, 2010

Dear Ms. Cooper,

The subject matter related to your letter dated November 19, 2010 is still being reviewed by our auditors and we would like to request a further extension to December 16, 2010.  The auditors are also working on your letter dated May 21, 2010 and would like to request an extension to December 20, 1010 to properly provide the required answers to your letters.

Once again, as stated previously, we believe that this request is due to extraordinary circumstances that should not occur in the future.

Thank you for your prompt attention.

Sincerely,

/s/ Michael A. Barron

Michael A. Barron
CEO

cc: John Zilliken, CFO
      File